Exhibit 1



Foundry USA Pool Terms of Service

The ownership and operation rights of the services provided by the Foundry USA Pool ("Pool") are owned by Foundry Digital LLC ("Foundry"). The Foundry Terms of Service specified herein ("Terms"), along with Foundry's Terms and Conditions ("Conditions") and Privacy Policy ("Privacy Policy") are the relevant rights and obligations required to be read and accepted by anyone that shall access and/or use the Pool ("User").

By accessing and using the Pool, User accepts and agrees to the Terms, Conditions, and Privacy Policy (collectively, the "Service Agreement"). As the operator of the Pool, Foundry shall provide a mining Pool Service (as defined below) to User under the Service Agreement.

User agrees that Foundry will have the right to modify the Service Agreement at any time without prior notice. Further, User agrees to be solely responsible for reviewing the Service Agreement and/or any modifications thereto. If User does not agree to the Service Agreement and/or any of its modifications, then User shall cease to use and will not be allowed further access to the Pool and Service.

1. **Foundry Terms and Conditions**
   a. Foundry's Terms and Conditions ("Conditions") are available at
      https://foundrydigital.com/terms-and-conditions.

2. **Privacy and Protection**
   a. Foundry places great importance on the protection of User's personal information. When using the Pooland Service provided by Foundry, User agrees that Foundry will collect, store, use, disclose and protectUser's personal information in accordance with the Privacy Policy, available at https://foundrydigital.com/privacy-policy.

3. **Services**
   a. Foundry uses its own system, through the Internet and other means to provide User with a digital currency mining Pool and other services/products that may be added based on the Pool site ("Service").For the avoidance of doubt, the Pool and Service shall not include wallet or custodial services from Foundry to User.

   b. User shall be responsible for preparing the necessary equipment and bear the expenses related to usingsuch necessary equipment to participate in the Pool and Service.

   c. User hereby authorizes Foundry to be fully responsible for disposal and distribution of the profit fromsuch value-added Service.

   d. Foundry reserves the right to modify, suspend, interrupt, and/or terminate the Service at any time without informing User andwithout liability to User or any third party not directly related.

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4. User Rights and Obligations

a. Prior to entering and using the Pool and Service, User agrees it must first successfully complete the client onboarding process required by Foundry.

b. User agrees to provide legal, true, accurate and detailed personal information to Foundry, and update such information as needed.

c. User shall comply with all applicable laws, rules, and regulations including, but not limited to, those related to the use of the Pool and Service.

d. User acknowledges and agrees that it is using the Pool and Service at its own risk.

In the event User's access and/or rights to the Pool and Service have been discontinued for any reason, then User is solely responsible for settling the remaining balances left in its account. Foundry shall use commercially reasonable efforts to assist User with settling any remaining balances in User's account.

e. For the avoidance of doubt, Foundry shall not be responsible or liable to User for any balances remaining in User's account three (3) months after User's access and/or rights to the Pool and Service have been discontinued (regardless of whether the balances were left in User's account intentionally).

5. Confidentiality

a. User agrees not to disclose any Confidential Information from the Pool and/or Service. "Confidential Information" includes (but is not limited to) information regarding Foundry's Pool, Service, documentation, software, trade secrets embodied therein and any other written or electronic information that is either (i) marked as confidential and/or proprietary, or which is accompanied by written notice that such information is confidential and/or proprietary, or (ii) not marked or accompanied by notice that it is confidential and/or proprietary but which, if disclosed to any third party, could reasonably and foreseeably cause competitive harm to the owner of such information.

b. Confidential Information shall not include information which is: (i) publicly available, (ii) lawfully obtained by a party from third parties without restrictions on disclosure, or (iii) independently developed by a party without reference to or use of the Confidential Information.

c. If the User is requested or required (by deposition, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process, hereinafter "Legal Demand") to disclose any confidential information of Foundry, then, to the extent User is permitted under applicable law or regulation, it shall provide Foundry with prompt written notice of such request(s), and provide commercially reasonable assistance to Foundry in obtaining a protective order preventing or limiting the disclosure or requiring that the confidential information of Foundry so disclosed be used only for the purposes for which the law or regulation required, or for which the order was issued. User agrees that, in the event Foundry is unsuccessful in obtaining such protective order, that User shall only disclose the minimum amount of information required to satisfy such Legal Demand.

d. SOC Report- For the avoidance of doubt, the SOC Report shared with User by Foundry shall be considered "Confidential Information" as defined herein, and as such, User agrees not to disclose the SOC Report to any third-party (regardless of whether or not such third-party is separately a user of the Pool and/or Service) without the prior and express written consent of Foundry. For purposes herein, a "third party" shall <u>not</u> include User's affiliates, subsidiaries, officers, directors, employees, contractors, attorneys, accountants, bankers or consultants ("Authorized Representatives") with a need to know of such SOC Report, provided, however, that such Authorized Representatives shall be under an obligation of confidentiality and non-use of the SOC Report at least as strict as set out in this Agreement.

6. **Payouts to Users**
    a. Bitcoin (BTC)- The Pool shall issue payments using the Full-Pay-Per-Share (FPPS payout scheme, where the User shall receive the expected value from the block reward plus the transaction fee reward.

    b. Bitcoin Cash (BCH)- The Pool shall issue payments using the Pay-Per-Share (PPS) payout scheme, where the User shall receive the expected value from the block reward.

    c. Disruption in Service- Foundry may, at its sole discretion, offer User payment or credits in the event of a disruption in Service.

7. **Pool Fees**
    a. Foundry reserves the right to charge the User pool fees at any time, in accordance with Exhibit A of the Terms. Further, Foundry may update Exhibit A of the Terms in its sole and absolute discretion, and in such event, shall make commercially reasonable efforts to notify User prior to any such updates.

8. **Term and Termination**
    a. User's access and usage rights to the Pool and Service shall continue until either (i) User voluntarily discontinues use of the Pool upon settlement of any transactions, provided, however, that such User is not bound to continue using the Pool in accordance with any other agreement with Foundry, or (ii) such access and use is otherwise restricted, suspended and/or terminated by Foundry for any reason whatsoever in its sole and absolute discretion.

b. Further, Foundry may, at its sole discretion, limit, suspend or terminate User's access to the Pool and Service if:

    i. User becomes subject to bankruptcy/insolvency proceedings;

    ii. User liquidates, dissolves, terminates, or suspends its business;

    iii. User breaches the Service Agreement; or

    iv. User performs any act or omission that materially impacts its ability to adhere to the Service Agreement.

9. **Force Majeure**

a. Foundry shall not be liable for any non-performance of its obligations pursuant to the Service Agreement if such non-performance is caused by a Force Majeure event. In case of a Force Majeure event, Foundry has the right to suspend or terminate its services immediately under the Service Agreement.

b. "Force Majeure" events shall mean any event or circumstance, or any combination of events or circumstances which are beyond the control of Foundry. Such events or circumstances shall include, but are not limited to events or occurrences that delay, prevent or hinder Foundry from performing such obligations, war, armed conflict, terrorist activities, acts of sabotage, blockade, fire, lightning, acts of God, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, pandemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions, and regulatory, administrative or similar action or delays to take actions of any governmental authority.



EXHIBIT A: FOUNDRY USA POOL FEES

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usa pool

PRICING TIERS*

Hashrate Range (PH)	% Fee**
10,000+	0.15%
5,000 to <10,000	0.19%
2,000 to <5,000	0.27%
1,000 to <2,000	0.43%
500 to <1,000	0.61%
300 to <500	0.83%
150 to <300	1.21%
0 to <150	1.73%

*Tiers and fees are subject to change
**% fee is based on average hashrate on Foundry
USA Pool at the Group level for the prior quarter

© 2023 FOUNDRY DIGITAL LLC

Pricing tiers are assessed quarterly and are calculated based on the prior quarter's average hashrate to determine the following quarter's pricing tier. The average quarterly hashrate is calculated by summing the daily hashrate (as recorded by Foundry USA Pool in Daily Statistics)



for the given quarter (excluding the lowest 30 days***) and dividing it by the number of remaining days in the quarter. Hashrate is calculated at the Group level, meaning all subaccounts within a group are considered in the calculation. It may take up to 10 business days into a quarter for a fee to be adjusted. ***Exclusion of the lowest 30 days does not apply within the first quarter of a Group joining the Foundry USA Pool.